UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 15 May, 2013

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

Dealing in securities by a director of major subsidiaries of Gold Fields Limited

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr J Pauley, a director a major subsidiaries of Gold Fields has sold his shares (Performance Vesting Restricted Shares ("PVRS") which were awarded to him in terms of The Gold Fields Limited 2005 Share Plan, as amended.

Details of the transaction are set out below:

	J Pauley
Nature of transaction	On market sale of shares
Transaction Date	13 May 2013
Number of Shares	11,727
Class of Security	Ordinary shares
Market Price per share	R60.3569
Total Value	R707 805.37
Vesting Period	The award vests on the third anniversary following the grant date.
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

15 May 2013
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 15 May, 2013

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer